KIRKLAND LAKE GOLD SHAREHOLDERS APPROVE MERGER OF EQUALS WITH AGNICO EAGLE

Toronto, Ontario -- November 26, 2021 - Kirkland Lake Gold Ltd. ("Kirkland Lake Gold" or the "Company") (TSX:KL) (NYSE:KL) (ASX:KLA) today announced that at a special meeting of shareholders held earlier today (the "Meeting"), the Company's shareholders voted in favour of the arrangement resolution (the "Kirkland Arrangement Resolution") approving the proposed merger of equals  whereby all of the issued and outstanding shares of the Company (the "Kirkland Shares") will be acquired by Agnico Eagle Mines Limited ("Agnico Eagle") for common shares of Agnico Eagle (the "Agnico Shares") in a merger of equals for consideration per Kirkland Share equal to 0.7935 of an Agnico Share (the "Arrangement").

186,840,773 Kirkland Shares, representing approximately 70.85% of the issued and outstanding Kirkland Shares as at the record date, were voted at the Meeting. The Kirkland Arrangement Resolution was approved by 150,681,106 Kirkland Shares or approximately 80.65% of votes cast by Kirkland Lake Gold shareholders either in person or represented by proxy at the Meeting. The report of voting results will be made available under the Company's profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

In addition to the approval by Kirkland Lake Gold shareholders, Agnico Eagle shareholders approved the issuance of Agnico Shares in connection with the Arrangement at a special meeting of Agnico Eagle shareholders held earlier today.

Tony Makuch, President and Chief Executive Officer of Kirkland Lake Gold, commented: "We are pleased that our shareholders have voted in favor of the merger of equals with Agnico Eagle.  Through the merger, we will establish a new leader in the gold industry, with superior performance, significant financial strength, an extensive pipeline of development and exploration projects to support sustainable, low-risk growth and leadership in key areas of Environmental, Social and Governance. We look forward to completing the merger, following receipt of final regulatory approvals, and to moving ahead as the new Agnico Eagle. We believe this will be a company positioned to generate superior long-term returns for shareholders going forward. To our shareholders, thank you for your support; we know it is important to demonstrate the value we can create with Agnico Eagle and are anxious to get started!"

The Arrangement is expected to be completed during the first quarter of 2022, subject to approval by the Ontario Superior Court of Justice, approval of the Australian Foreign Investment Review Board ("FIRB Approval") and satisfaction or waiver of certain other closing conditions.

For a more detailed description of the Arrangement, readers should review the Company's joint management information circular with Agnico dated October 29, 2021 and visit  https://www.kl.gold/Agnico-Eagle--Kirkland-Lake-Gold-Merger/.

ABOUT KIRKLAND LAKE GOLD LTD.

Kirkland Lake Gold Ltd. Is a low-cost senior gold producer operating in Canada and Australia that is targeting 1,300,000 - 1,400,000 ounces of production in 2021. The production profile of Kirkland Lake Gold is anchored by three high-quality operations, including the Macassa Mine and Detour Lake Mine, both located in Northern Ontario, and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position, extensive management expertise and an overriding commitment to safe, responsible mining.

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FOR FURTHER INFORMATION PLEASE CONTACT

Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@kl.gold

Mark Utting, Senior Vice-President, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@kl.gold

The Toronto Stock Exchange has neither reviewed nor accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note Regarding Forward-Looking Information

This press release contains statements which constitute "forward-looking information" within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of Kirkland Lake Gold with respect to future business activities and operating performance. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" or similar expressions and include information regarding: (i) expectations regarding the consummation of the proposed Arrangement, including the receipt and timing of the final order of the Ontario Superior Court of Justice and FIRB Approval and the conditions associated with such approvals, the ability of the Company and Agnico Eagle to satisfy the other conditions to completion of the Arrangement; (ii) expectations regarding the potential benefits and synergies of the Arrangement, (iii) expectations regarding the combined company's performance, financial strength, pipeline of development and exploration projects and growth potential; (iv) expectations regarding future exploration, development and growth potential for Kirkland Lake Gold's and Agnico Eagle's operations;  (v) expectations for other economic, business, and/or competitive factors; and (vi) the Company's targeted production in 2021

Investors are cautioned that forward-looking information is not based on historical facts but instead reflect Kirkland Lake Gold's management's expectations, estimates or projections concerning future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although Kirkland Lake Gold believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: the ability to consummate the Arrangement; the ability to obtain requisite court and regulatory approvals and the satisfaction of other conditions to the consummation of the Arrangement on the proposed terms and schedule; the ability of Kirkland Lake Gold and Agnico Eagle to successfully integrate their respective operations and employees and realize synergies and cost savings at the times, and to the extent, anticipated; the potential impact of the Arrangement on exploration activities; the potential impact of the announcement or consummation of the Arrangement on relationships, including with regulatory bodies, employees, suppliers, customers and competitors; the re-rating potential following the consummation of the Arrangement; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; compliance with extensive government regulation; and the diversion of management time on the Arrangement. This forward-looking information may be affected by risks and uncertainties in the business of Kirkland Lake Gold and market conditions. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by Kirkland Lake Gold with the Canadian securities regulators, including Kirkland Lake Gold's annual information form, financial statements and related MD&A for the financial year ended December 31, 2020, its interim financial reports and related MD&A for the period ended September 30, 2021 and its joint management information circular dated October 29, 2021 filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com and www.sec.gov.

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Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although Kirkland Lake Gold has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. Kirkland Lake Gold does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

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